UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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# ANNUAL REPORTS
# FORM X-17A-5
# PART III

SEC FILE NUMBER

8-67941

## FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING __01/01/2025__ AND ENDING __12/31/2025__
                                        MM/DD/YY                    MM/DD/YY

## A. REGISTRANT IDENTIFICATION

NAME OF FIRM: __Automated Equity Finance Markets, Inc.__

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer    ☐ Security-based swap dealer    ☐ Major security-based swap participant
    ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

225 Liberty Street, 43rd Floor Suite 4310
                                    (No. and Street)

| New York | NY | 10281 |
|---|---|---|
| (City) | (State) | (Zip Code) |

PERSON TO CONTACT WITH REGARD TO THIS FILING

| Mr. Paul Nigrelli | 212-901-2228 | Paul.Nigrelli@equilend.com |
|---|---|---|
| (Name) | (Area Code – Telephone Number) | (Email Address) |

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

PricewaterhouseCoopers LLP
                    (Name – if individual, state last, first, and middle name)

| 300 Madison Avenue | New York | NY | 10017 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

| 10/20/2003 | 238 |
|---|---|
| (Date of Registration with PCAOB)(if applicable) | (PCAOB Registration Number, if applicable) |

**FOR OFFICIAL USE ONLY**

---

\* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public
   accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption.  See 17
   CFR 240.17a-5(e)(1)(ii), if applicable.

**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form
displays a currently valid OMB control number.**

# OATH OR AFFIRMATION

I, Paul Nigrelli _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Automated Equity Finance Markets, Inc. _____, as of 12/31 _____, 2 025 ___, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

KAZUKO WACHTER
Notary Public, State of New York
Reg. No. 02WA6396884
Qualified in New York County
Commission Expires 08/26/2027

3/18/26

Signature:

Title:
CFO

**This filing\*\* contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

\*\*To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

Financial Statements and Supplemental Schedules Pursuant to Rule 17a-5(d)
and
Report of Independent Registered Public Accounting Firm

**AUTOMATED EQUITY FINANCE MARKETS, INC.**

December 31, 2025

# AUTOMATED EQUITY FINANCE MARKETS, INC.

## TABLE OF CONTENTS



## Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholder of Automated Equity Finance Markets, Inc.

### *Opinion on the Financial Statements*

We have audited the accompanying statement of financial condition of Automated Equity Finance Markets, Inc. (the "Company") as of December 31, 2025, and the related statement of operations, changes in stockholder's equity and cash flows for the year then ended, including the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

### *Basis for Opinion*

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of these financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as, evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

### *Supplemental Information*

The accompanying Schedule I - Computation of Net Capital Pursuant to Uniform Net Capital Rule 15c3-1 of the Securities and Exchange Commission and Schedule II - Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Pursuant to SEC Rule 15c3-3 of the Securities and Exchange Commission as of December 31, 2025 (collectively, the "supplemental information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

*PricewaterhouseCoopers LLP*

New York, New York

March 18, 2026

We have served as the Company's auditor since 2024.

PricewaterhouseCoopers LLP
300 Madison Avenue
New York, New York 10017
(646) 471 3000

www.pwc.com/us

**Automated Equity Finance Markets, Inc.**
**Statement of Financial Condition**
**As of December 31, 2025**

### ASSETS

| | | |
|---|---|---:|
| Cash and cash equivalents | $ | 2,965,323 |
| Amounts due from affiliates | | 61,178 |
| Deferred tax assets and other assets | | 514,145 |
| Total assets | $ | 3,540,646 |

### LIABILITIES AND STOCKHOLDER'S EQUITY

| | | |
|---|---|---:|
| Accounts payable and accrued expenses | $ | 74,137 |
| Other liabilities | | 63,598 |
| Total liabilities | | 137,735 |

### STOCKHOLDER'S EQUITY

| | |
|---|---:|
| Common stock - $0.0001 par value; 1,000 shares authorized; 100 shares issued and outstanding | - |
| Member's contributions | 14,878 |
| Additional paid-in capital | 73,511,573 |
| Accumulated deficit | (70,123,540) |
| Total stockholder's equity | 3,402,911 |
| Total liabilities and stockholder's equity | $ 3,540,646 |

**Automated Equity Finance Markets, Inc.**
**Statement of Operations**
**Year ended December 31, 2025**

| | | |
|---|---|---:|
| REVENUES | | |
| Participation fees | $ | 4,981,950 |
| | | |
| Total revenues | | 4,981,950 |
| | | |
| OPERATING EXPENSES | | |
| Employee compensation and benefits | | 1,883,800 |
| Technology and communications | | 862,735 |
| Internally developed software amortization | | 340,454 |
| Fixed asset depreciation | | 183,174 |
| Professional services | | 291,497 |
| Occupancy | | 89,098 |
| Office general & administrative | | 132,635 |
| | | |
| Total expenses | | 3,783,393 |
| | | |
| Income before taxes | | 1,198,557 |
| | | |
| Income tax expense | | 366,548 |
| | | |
| Net income | $ | 832,009 |

# Automated Equity Finance Markets, Inc.
## Statement of Changes in Stockholder's Equity
## Year ended December 31, 2025

| | $0.0001 Par Value Common Stock | | Member's Contributions | Additional Paid-in Capital | Accumulated Deficit | Stockholder's Equity |
|---|---|---|---|---|---|---|
| | Number of Shares | Par Value | | | | |
| **Balance, December 31, 2024** | 100 | $ - | $ - | $ 73,511,573 | $ (70,955,549) | $ 2,556,024 |
| Capital contribution | - | - | 14,878 | - | - | 14,878 |
| Net income | - | - | - | - | 832,009 | 832,009 |
| **Balance, December 31, 2025** | 100 | $ - | $ 14,878 | $ 73,511,573 | $ (70,123,540) | $ 3,402,911 |

*Confidential Treatment Requested. The accompanying notes are an integral part of these financial statements.*

*4*

**Automated Equity Finance Markets, Inc.**
**Statement of Cash Flows**
**For the year ended December 31, 2025**

CASH FLOWS FROM OPERATING ACTIVITIES

| | | |
|---|---|---:|
| Net income | $ | 832,009 |
| Adjustments to reconcile net income to net cash used in operating activities | | |
|   Stock based compensation | $ | 14,878 |
|   Changes in operating assets | | |
|     (Increase)/decrease | | |
|       Accounts receivable | | 2 |
|       Due from affiliates | | 1,246,058 |
|       Other assets | | 324,342 |
|   Changes in operating liabilities | | |
|     Increase/(decrease) | | |
|       Accounts payable and accrued expenses | | 115,702 |
|       Net cash used in operating activities | | 2,532,991 |
| | | |
|       Net increase in cash | | 2,532,991 |
| Cash at beginning of year | | 432,332 |
| Cash at end of year | $ | 2,965,323 |
| | | |
| Non-cash investing and financing activities | | |
| Capital contribution | $ | 14,878 |
| | | |
| Supplementary Information | | |
|   Taxes refunded | $ | (7,764) |

**Automated Equity Finance Markets, Inc.**
**Notes to the Financial Statements**
**For the year ended December 31, 2025**

## 1. ORGANIZATION AND BUSINESS ACTIVITY

Automated Equity Finance Markets, Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company is a registered Alternative Trading System and operates an automated marketplace for securities lending and borrowing, which centrally clears transactions through the Options Clearing Corporation ("OCC"). Members utilizing the marketplace include broker/dealers and prime brokers. The Company does not carry accounts on behalf of securities customers.

EquiLend Holdings LLC (the "Middle Parent") has developed a global platform (the "Platform") for the automation and negotiation of securities financing transactions. Wholly owned subsidiaries of the Middle Parent include EquiLend LLC, EquiLend Europe Limited, EquiLend Canada Corp., EquiLend Limited, EquiLend Limited UK Branch, DataLend LLC, EquiLend Clearing LLC (the "Parent"), Trading Apps Holdings Limited, Trading Apps Limited, Trading Apps LLC, and Orbisa LLC (collectively the "Affiliates"). The Company and the Affiliates are wholly owned subsidiaries of Endeavor Top Co, Inc. (the "Ultimate Parent"). The Parent is a wholly owned subsidiary of the Middle Parent. Welsh, Carson, Anderson & Stowe ("WCAS") is the majority owner of the Ultimate Parent.

The Company maintains an office in New York.

## 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

### Cash and cash equivalents

All highly liquid investments with original maturities of three months or less when acquired are considered to be cash equivalents. Cash is held at major financial institutions and are subject to credit risk to the extent those balances exceed applicable FDIC limitations.

### Revenue from contracts with customers

The Company recognizes revenue earned from contracts with customers for services, including access to the Platform for automation and negotiation of securities financing transactions, when the performance obligations related to the underlying transaction are satisfied. Revenues from these contracts with customers represent substantially all Participation fees for the year ended December 2025.

*Participation fees*

The Company earns participation fees from facilitating securities lending and borrowing transactions on the Platform to customers. The Company provides access to the Platform to customers for the negotiation of securities financing transactions between securities lenders and borrowers. Platform fees are recognized over-time as the performance obligation is satisfied. The Company uses an output-based method of revenue recognition and recognizes revenue based on the number of securities financing transactions on the Platform for each customer. Revenues billed in advance are

**Automated Equity Finance Markets, Inc.**
**Notes to the Financial Statements**
**For the year ended December 31, 2025**

recognized on the Statement of Financial Condition and recognized over the period to which the performance obligation is satisfied.

**Accounts Receivable**

Accounts receivables are stated at the amount the Company expects to collect and do not bear interest. The Company's accounts receivable arises from participation fee subscriptions, transactions and user access. The Company has not placed a reserve for expected credit loss on its accounts receivable balance as it believes that expected losses to be immaterial. There were no credit losses in 2025.

**Use of Estimates**

The preparation of the financial statements, in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. These estimates are based on the best available information and actual results could differ from those estimates.

**Business Segments**

The Company is engaged in a single line of business as a broker-dealer, providing a platform and services related to securities financing transactions. The Company has identified its CFO as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 4), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies.

**Accounting Standards Updates**

In November 2024, the FASB issued ASU No. 2024-03, "Disaggregation of Income Statement Expenses." This ASU requires additional disaggregation of certain expenses within the footnotes to the financial statements. This ASU has been adopted by the Company for the year ended December 31, 2025. Refer to Note 6 for discussion of tax related accounting standards updates.

3.  **ACCOUNTS RECEIVABLE**

The Company does not have receivables from external counterparties. The revenue recorded on the Company's books are billed and collected by the Parent and settled with the Company through Amounts due from affiliates on the statement of financial condition. They arise from operating the alternative trading system for its members' activities.

**Automated Equity Finance Markets, Inc.**
**Notes to the Financial Statements**
**For the year ended December 31, 2025**

4.  **NET CAPITAL REQUIREMENTS**

    The Company is a registered U.S. broker-dealer and therefore is subject to the SEC's Uniform Net Capital Rule ("the Rule") Rule 15c3-1, which requires the maintenance of minimum net capital. The Company has elected to use the basic method, permitted by Rule 15c3-1, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $5,000 or 6-2/3% of aggregate indebtedness, as defined. At December 31, 2025, the Company had net capital of $2,827,588 which was $2,818,406 in excess of its required net capital.

5.  **EXPENSE SHARING AGREEMENT WITH PARENT**

    The Company's expense sharing agreement requires that the Parent make available certain properties and provide for the performance of certain services for the Company in exchange for consideration as described in the agreement. During the year ended December 31, 2025, the Parent allocated expenses of $3,783,393, consisting primarily of employee compensation and benefits, technology and communication, internally developed software amortization, professional services, fixed asset depreciation, occupancy and office general and administrative fees. The basis of the allocation is determined in accordance with the expense sharing agreement using an allocation of time spent on behalf of each company as the inputs in that formula.

6.  **INCOME TAXES**

    As of December 31, 2025, the Company files consolidated U.S. federal, and certain state and local corporate income tax returns with its Ultimate Parent. The Company calculates its income tax provision on a separate return basis adjusted for benefits for losses. Deferred taxes are recognized based on the difference between the financial reporting and income tax basis of assets and liabilities using enacted tax rates that will be in effect when such differences reverse. A valuation allowance is established to reduce the deferred tax assets when, based upon the weight of available evidence, it is more likely than not that such assets will not be realized in future years.

    The Company accounts for income taxes in accordance with the provisions of FASB ASC 740, Income Taxes. As of December 31, 2025, the Company had no uncertain tax positions that have a material impact on the financial statements. Generally, the Company is no longer subject to tax examinations by tax authorities for tax years ended prior to 2022. The Company records interest and penalties related to uncertain tax positions, if required, as a component of income tax expense. As of December 31, 2025 no interest and penalties were required to be recorded.

    The Company had net operating loss carryforwards at December 31, 2025 of approximately $876,153 for federal, state and local income tax purposes which may be available to offset future taxable income, if any. The NYS net operating loss carryforwards will start expiring in 2037. The Company's deferred tax assets at December 31, 2025 are approximately $466,261 primarily related to intangibles, goodwill and the net operating loss carryforward. As of December 31, 2025, the Company believes that based on operating income generated in recent years and future projections of operating income that it is more likely than not that the Company will realize the deferred tax asset.

*Confidential Treatment Requested.*

**Automated Equity Finance Markets, Inc.**
**Notes to the Financial Statements**
**For the year ended December 31, 2025**

During 2025, the Company adopted FASB ASU No. 2023-09, "Improvements to Income Tax Disclosures."

For the year ended December 31, 2025 the Company did not have any non-US pre-tax income.

For the year ended December 31, 2025 the Company made the following payments/(refunds) related to the following jurisdictions:

| | |
|---|---:|
| Federal | $ - |
| State and Local | |
| New York | (1,139) |
| New York City | (2,375) |
| New Jersey | (4,250) |
| Total income taxes paid (net of refunds received) | $ (7,764) |

The following table reconciles the income tax provision with the amount calculated using the 21.0% U.S. federal statutory rate to pretax income for the year ended December 31, 2025.

| | | |
|---|---:|---:|
| Computed tax at federal statutory rate | $251,697 | 21.0% |
| State and local income tax, net of federal (national) income tax effect* | 91,164 | 7.6% |
| Nontaxable or nondeductible items | | |
| Return to provision | 20,515 | 1.7% |
| Other | 3,172 | 0.3% |
| Effective tax rate | $366,548 | 30.6% |

*State and local taxes in New York State and New York City comprised greater than 50% of the tax effect in this category.

**Automated Equity Finance Markets, Inc.**
**Notes to the Financial Statements**
**For the year ended December 31, 2025**

The provision for income taxes consisted of the following:

|  | 2025 |
|---|---|
| *Current:* | |
| U.S. Federal | $ (45,392) |
| State | 41,565 |
| | (3,827) |
| *Deferred:* | |
| U.S. Federal | 317,137 |
| State | 53,238 |
| | 370,375 |
| | $ 366,548 |

Current taxes due from Affiliates as of December 31, 2025 was $3,827.

Deferred tax assets and liabilities are comprised of the following:

|  | 2025 |
|---|---|
| *Deferred tax assets* | |
| Intangibles | $ 261,223 |
| Goodwill | 123,537 |
| Net operating loss carryforwards | 56,974 |
| Other | 25,244 |
| Gross deferred tax assets | 466,978 |
| *Deferred tax liabilities* | |
| Prepaid expenses | 717 |
| Gross deferred tax liabilities | 717 |
| Net deferred tax assets/(liabilities) | $ 466,261 |

7. **CONTINGENCIES**

In the ordinary course of business the Company enters into contracts that contain a variety of representations and warranties and which may provide general indemnifications. The Company's maximum exposure under these arrangements is unknown as this would involve future claims that may be made against the Company that have not yet occurred. However, the Company expects the risk of loss to be remote.

*Confidential Treatment Requested.*

**Automated Equity Finance Markets, Inc.**
**Notes to the Financial Statements**
**For the year ended December 31, 2025**

8.  **CONCENTRATION OF CREDIT RISK**

During the year ended December 31, 2025, four customers accounted for approximately 59% of the Company's total revenues. The largest customer was Merrill Lynch, which accounted for 17% of the Company's total revenues. The Parent Company has collected all receivables outstanding as of December 31, 2025 in January 2026.

9.  **RELATED PARTIES**

Of the revenue earned for the year ended December 31, 2025, $2,256,586 has been earned from firms that were members or affiliates of members of the Middle Parent during the period ending December 31, 2025.

The Company has entered into a services agreement with the Parent (the "Services Agreement") under which the Parent allocates a portion of the operating costs to the Company (see Note 5). The Company reimburses the Parent for allocated expenses on a monthly basis. The Company has receivable of $61,178 from the Parent as of December 31, 2025.

During the period ended December 31, 2025, the Company received $14,878 in non-cash capital from the Middle Parent to allocate stock-based compensation expense to the Company.

10. **DEFERRED COMPENSATION – STOCK OPTION PLAN**

In fiscal year 2024, the Ultimate Parent established a Stock Option Plan (the "Option Plan") which was designed to ensure that the interests of key employees and other participants are aligned with the Company's success. The Option Plan provided compensation opportunities to attract, retain and motivate the Company's employees and other participants. The Option Plan allowed for options to be issued which entitled the holder to receive cash payments equal to the redemption value as defined in the Option Plan once the options have vested. The options vest through time and performance. 50% of the grant vests in five equal installments (10% of the total grant each) at 12, 24, 36, 48, and 60 months after the Grant Date, subject to continued employment on each vesting date. 50% of Option Shares vest upon Sale of the Company if WCAS and its Affiliates achieve on a cumulative basis either (i) a Return on Total Investment ≥ 2.0x (20% IRR) = 50% vesting, or (ii) Return on Total Investment ≥ 2.5x (25% IRR) = 100% vesting, provided the employee remains employed or providing services through the date the Company is acquired. As of December 31, 2025, $14,878 of stock option expenses has been recognized in Employee compensation and benefits within the statement of operations related to time vesting of granted options. No expense was recognized for performance vesting.

**Automated Equity Finance Markets, Inc.**
**Notes to the Financial Statements**
**For the year ended December 31, 2025**

|  | 2025 | |
|---|---|---|
|  | **Recognized Expense** | **Unrecognized Expense** |
| Time vesting units | 14,878 | 25,987 |
| Performance vesting units | - | 28,765 |
| **Share-based compensation expense** | **14,878** | **54,752** |

|  | **Time** | **Performance** |
|---|---|---|
| **Weighted Average Grant date Fair Value** | $398.50 | $213.80 |
| **Unrecognized expense** | $25,987 | $28,765 |
| **Weighted Average remaining period to recognize unrecognized expense** | 4.01 | 3.67 |
| **Expense recognized** | $14,878 | - |

The fair value of each option award is estimated on the date of grant using Black-Scholes valuation model for time-based awards and Monte Carlo simulation for performance-based Awards that uses the assumptions noted in the following table.

## 11. SUBSEQUENT EVENTS

The Company has evaluated the possibility of subsequent events existing in the Company's financial statements through March 18, 2026 (the date the financial statements were issued).

**SUPPLEMENTARY INFORMATION**

## Automated Equity Finance Markets, Inc.
## Schedule I - Computation of Net Capital Pursuant to Uniform Net Capital Rule 15c3-1 of the Securities and Exchange Commission
## December 31, 2025

| | | |
|---|---|---|
| Computation of net capital | | |
| Total stockholder's equity | $ | 3,402,911 |
| | | |
| Deductions and/or charges | | |
| Nonallowable assets | | |
| Amounts due from affiliates | | 61,178 |
| Deferred tax assets and other assets | | 514,145 |
| Total nonallowable assets | | 575,323 |
| | | |
| Net capital | $ | 2,827,588 |
| | | |
| Aggregate indebtedness | | |
| Items included in the statement of financial condition | | |
| Accounts payable and accrued expenses | | 74,137 |
| Other liabilities | | 63,598 |
| | | |
| Total aggregate indebtedness | $ | 137,735 |
| | | |
| Computation of basic net capital requirement | | |
| Minimum net capital required - the greater of $5,000 or | | |
| 6-2/3% of aggregate indebtedness | $ | 9,182 |
| | | |
| Excess net capital | $ | 2,818,406 |
| | | |
| Ratio of aggregate indebtedness to net capital | | 0.05 to 1 |

There are no material differences between the amounts presented above and the amounts reported in the Company's December 31, 2025, unaudited amended Part IIA Focus report filed on March 17, 2026.

*Confidential Treatment Requested*

**Automated Equity Finance Markets, Inc.**
**Schedule II - Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Pursuant to SEC Rule 15c3-3 of the Securities and Exchange Commission**
**December 31, 2025**

The Company does not claim an exemption under paragraph (k) of Rule 15c3-3 of the SEC. Instead, the Company relied on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R §240.17a-5 because the Company limits it business activities exclusively to engaging in providing technology or platform services by operating an electronic platform for the lending and borrowing of securities. The Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.



## Report of Independent Registered Public Accounting Firm

To the Management and the Board of Directors of Automated Equity Finance Markets, Inc.

We have reviewed Automated Equity Finance Markets, Inc.'s assertions, included in the accompanying Automated Equity Finance Markets, Inc.'s Exemption Report, in which the Company stated that:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and

(2) The Company is filing its Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to engaging in providing technology or platform services by operating an electronic platform for the lending and borrowing of securities, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the year ended December 31, 2025 without exception.

The Company's management is responsible for the assertions and for compliance with the provisions of Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 throughout the year ended December 31, 2025.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the provisions of Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's assertions. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's assertions referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5.

*PricewaterhouseCoopers LLP*

New York, New York

March 18, 2026

www.pwc.com/us

PricewaterhouseCoopers LLP
300 Madison Avenue
New York, New York 10017
(646) 471 3000





EQUILEND

**Automated Equity Finance Markets, Inc.'s Exemption Report**

Automated Equity Finance Markets, Inc. (the "Company") is a registered broker dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to: (1) collection of participation fees from customers for the negotiation of securities financing transactions between securities lenders and borrowers and for post-trade services and (2) collection of brokerage fees from affiliates, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Automated Equity Finance Markets, Inc.

I, Paul Nigrelli, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

Signature line

[signature]

Paul Nigrelli, CFO

03/18/2026

Date

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL

OMB Number: 3235-0123
Expires: Nov. 30, 2026
Estimated average burden
hours per response: 12

# ANNUAL REPORTS
# FORM X-17A-5
# PART III

SEC FILE NUMBER

8-67941

## FACING PAGE

**Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934**

FILING FOR THE PERIOD BEGINNING __01/01/2025__ AND ENDING __12/31/2025__
                                          MM/DD/YY                      MM/DD/YY

## A. REGISTRANT IDENTIFICATION

NAME OF FIRM: __Automated Equity Finance Markets, Inc.__

TYPE OF REGISTRANT (check all applicable boxes):

☑ Broker-dealer    ☐ Security-based swap dealer    ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

225 Liberty Street, 43rd Floor Suite 4310
_____
(No. and Street)

| New York | NY | 10281 |
|---|---|---|
| (City) | (State) | (Zip Code) |

PERSON TO CONTACT WITH REGARD TO THIS FILING

| Mr. Paul Nigrelli | 212-901-2228 | Paul.Nigrelli@equilend.com |
|---|---|---|
| (Name) | (Area Code – Telephone Number) | (Email Address) |

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

PricewaterhouseCoopers LLP
_____
(Name – if individual, state last, first, and middle name)

| 300 Madison Avenue | New York | NY | 10017 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

| 10/20/2003 | 238 |
|---|---|
| (Date of Registration with PCAOB)(if applicable) | (PCAOB Registration Number, if applicable) |

**FOR OFFICIAL USE ONLY**

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

# OATH OR AFFIRMATION

I, Paul Nigrelli _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Automated Equity Finance Markets, Inc. _____, as of 12/31 _____, 2 025 ___, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

KAZUKO WACHTER
Notary Public, State of New York
Reg. No. 02WA6396884
Qualified in New York County
Commission Expires 08/26/2027

3/18/26

Signature:

Title: CFO

**This filing\*\* contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

*\*\*To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Statement of Financial Condition and
Report of Independent Registered Public Accounting Firm

**AUTOMATED EQUITY FINANCE MARKETS, INC.**

December 31, 2025

# AUTOMATED EQUITY FINANCE MARKETS, INC.

## TABLE OF CONTENTS



# Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholder of Automated Equity Finance Markets, Inc.

## *Opinion on the Financial Statement – Statement of Financial Condition*

We have audited the accompanying statement of financial condition of Automated Equity Finance Markets, Inc. (the "Company") as of December 31, 2025, including the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2025 in conformity with accounting principles generally accepted in the United States of America.

## *Basis for Opinion*

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of this financial statement in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

*Pricewaterhouse Coopers LLP*

New York, New York

March 18, 2026

We have served as the Company's auditor since 2024.

PricewaterhouseCoopers LLP
300 Madison Avenue
New York, New York 10017
(646) 471 3000

www.pwc.com/us

**Automated Equity Finance Markets, Inc.**
**Statement of Financial Condition**
**As of December 31, 2025**

### ASSETS

| | | |
|---|---|---:|
| Cash and cash equivalents | $ | 2,965,323 |
| Amounts due from affiliates | | 61,178 |
| Deferred tax assets and other assets | | 514,145 |
| Total assets | $ | 3,540,646 |

### LIABILITIES AND STOCKHOLDER'S EQUITY

| | | |
|---|---|---:|
| Accounts payable and accrued expenses | $ | 74,137 |
| Other liabilities | | 63,598 |
| Total liabilities | | 137,735 |

### STOCKHOLDER'S EQUITY

| | |
|---|---:|
| Common stock - $0.0001 par value; 1,000 shares authorized; 100 shares issued and outstanding | - |
| Member's contributions | 14,878 |
| Additional paid-in capital | 73,511,573 |
| Accumulated deficit | (70,123,540) |
| Total stockholder's equity | 3,402,911 |
| Total liabilities and stockholder's equity | $ 3,540,646 |

*The accompanying notes are an integral part of this statement.*

**Automated Equity Finance Markets, Inc.**
**Notes to Statement of Financial Condition**
**For the year ended December 31, 2025**

## 1. ORGANIZATION AND BUSINESS ACTIVITY

Automated Equity Finance Markets, Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company is a registered Alternative Trading System and operates an automated marketplace for securities lending and borrowing, which centrally clears transactions through the Options Clearing Corporation ("OCC"). Members utilizing the marketplace include broker/dealers and prime brokers. The Company does not carry accounts on behalf of securities customers.

EquiLend Holdings LLC (the "Middle Parent") has developed a global platform (the "Platform") for the automation and negotiation of securities financing transactions. Wholly owned subsidiaries of the Middle Parent include EquiLend LLC, EquiLend Europe Limited, EquiLend Canada Corp., EquiLend Limited, EquiLend Limited UK Branch, DataLend LLC, EquiLend Clearing LLC (the "Parent"), Trading Apps Holdings Limited, Trading Apps Limited, Trading Apps LLC, and Orbisa LLC (collectively the "Affiliates"). The Company and the Affiliates are wholly owned subsidiaries of Endeavor Top Co, Inc. (the "Ultimate Parent"). The Parent is a wholly owned subsidiary of the Middle Parent. Welsh, Carson, Anderson & Stowe ("WCAS") is the majority owner of the Ultimate Parent.

The Company maintains an office in New York.

## 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

### Cash and cash equivalents

All highly liquid investments with original maturities of three months or less when acquired are considered to be cash equivalents. Cash is held at major financial institutions and are subject to credit risk to the extent those balances exceed applicable FDIC limitations.

### Accounts Receivable

Accounts receivables are stated at the amount the Company expects to collect and do not bear interest. The Company's accounts receivable arises from participation fee subscriptions, transactions and user access. The Company has not placed a reserve for expected credit loss on its accounts receivable balance as it believes that expected losses to be immaterial. There were no credit losses in 2025.

### Use of Estimates

The preparation of the financial statement, in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and

**Automated Equity Finance Markets, Inc.**
**Notes to Statement of Financial Condition**
**For the year ended December 31, 2025**

liabilities at the date of the financial statement. These estimates are based on the best available information and actual results could differ from those estimates.

**Business Segments**

The Company is engaged in a single line of business as a broker-dealer, providing a platform and services related to securities financing transactions. The Company has identified its CFO as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 4), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies.

3.  **ACCOUNTS RECEIVABLE**

The Company does not have receivables from external counterparties. The revenue recorded on the Company's books are billed and collected by the Parent and settled with the Company through Amounts due from affiliates on the statement of financial condition. They arise from operating the alternative trading system for its members' activities.

4.  **NET CAPITAL REQUIREMENTS**

The Company is a registered U.S. broker-dealer and therefore is subject to the SEC's Uniform Net Capital Rule ("the Rule") Rule 15c3-1, which requires the maintenance of minimum net capital. The Company has elected to use the basic method, permitted by Rule 15c3-1, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $5,000 or 6-2/3% of aggregate indebtedness, as defined. At December 31, 2025, the Company had net capital of $2,827,588 which was $2,818,406 in excess of its required net capital.

5.  **EXPENSE SHARING AGREEMENT WITH PARENT**

The Company's expense sharing agreement requires that the Parent make available certain properties and provide for the performance of certain services for the Company in exchange for consideration as described in the agreement. The basis of the allocation is determined in accordance with the expense sharing agreement using an allocation of time spent on behalf of each company as the inputs in that formula.

6.  **INCOME TAXES**

As of December 31, 2025, the Company files consolidated U.S. federal, and certain state and local corporate income tax returns with its Ultimate Parent. The Company calculates its income tax provision on a separate return basis adjusted for benefits for losses. Deferred taxes are recognized

**Automated Equity Finance Markets, Inc.**
**Notes to Statement of Financial Condition**
**For the year ended December 31, 2025**

based on the difference between the financial reporting and income tax basis of assets and liabilities using enacted tax rates that will be in effect when such differences reverse. A valuation allowance is established to reduce the deferred tax assets when, based upon the weight of available evidence, it is more likely than not that such assets will not be realized in future years.

The Company accounts for income taxes in accordance with the provisions of FASB ASC 740, Income Taxes. As of December 31, 2025, the Company had no uncertain tax positions that have a material impact on the financial statement. Generally, the Company is no longer subject to tax examinations by tax authorities for tax years ended prior to 2022.

The Company had net operating loss carryforwards at December 31, 2025 of approximately $876,153 for federal, state and local income tax purposes which may be available to offset future taxable income, if any. The NYS net operating loss carryforwards will start expiring in 2037. The Company's deferred tax assets at December 31, 2025 are approximately $466,261 primarily related to intangibles, goodwill and the net operating loss carryforward. As of December 31, 2025, the Company believes that based on operating income generated in recent years and future projections of operating income that it is more likely than not that the Company will realize the deferred tax asset.

During 2025, the Company adopted FASB ASU No. 2023-09, "Improvements to Income Tax Disclosures."

For the year ended December 31, 2025 the Company made the following payments/(refunds) related to the following jurisdictions:

| | |
|---|---:|
| Federal | $ - |
| State and Local | |
| New York | (1,139) |
| New York City | (2,375) |
| New Jersey | (4,250) |
| | |
| Total income taxes paid (net of refunds received) | $ (7,764) |

Current taxes due from Affiliates as of December 31, 2025 was $3,827.

**Automated Equity Finance Markets, Inc.**
**Notes to Statement of Financial Condition**
**For the year ended December 31, 2025**

Deferred tax assets and liabilities are comprised of the following:

|  | 2025 |
|---|---|
| *Deferred tax assets* | |
| Intangibles | $ 261,223 |
| Goodwill | 123,537 |
| Net operating loss carryforwards | 56,974 |
| Other | 25,244 |
| Gross deferred tax assets | 466,978 |
| | |
| *Deferred tax liabilities* | |
| Prepaid expenses | 717 |
| Gross deferred tax liabilities | 717 |
| | |
| Net deferred tax assets/(liabilities) | $ 466,261 |

The effective tax rate is 30.6% which differs from the statutory tax rate of 21% primarily due to state taxes.

7.  **CONTINGENCIES**

In the ordinary course of business the Company enters into contracts that contain a variety of representations and warranties and which may provide general indemnifications. The Company's maximum exposure under these arrangements is unknown as this would involve future claims that may be made against the Company that have not yet occurred. However, the Company expects the risk of loss to be remote.

8.  **RELATED PARTIES**

The Company has entered into a services agreement with the Parent (the "Services Agreement") under which the Parent allocates a portion of the operating costs to the Company (see Note 5). The Company reimburses the Parent for allocated expenses on a monthly basis. The Company has receivable of $61,178 from the Parent as of December 31, 2025.

During the period ended December 31, 2025, the Company received $14,878 in non-cash capital from the Middle Parent to allocate stock-based compensation expense to the Company.

9.  **SUBSEQUENT EVENTS**

The Company has evaluated the possibility of subsequent events existing in the Company's financial statement through March 18, 2026 (the date the financial statement was issued).